EXHIBIT 12.1

PORTLAND GENERAL ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
Income from continuing operations before income taxes	$121,825	$220,123	$107,240	$105,759	$146,325
Total fixed charges	111,589	98,682	91,846	85,330	84,803

Total earnings	$233,414	$318,805	$199,086	$191,089	$231,128

Fixed charges:
Interest expense	$90,257	$74,362	$68,932	$68,359	$68,661
Capitalized interest	6,184	9,596	8,482	3,717	2,880
Interest on long-term power contracts (PUDs)	10,010	9,552	9,927	8,634	8,549
Estimated interest factor in rental expense	5,138	5,172	4,505	4,620	4,713

Total fixed charges	$111,589	$98,682	$91,846	$85,330	$84,803

Ratio of earnings to fixed charges	2.09	3.23	2.17	2.24	2.73